Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Ascend Acquisition Corp. on Form S-1 of our report which includes an explanatory paragraph as to the company’s ability to continue as a going concern, dated February 27, 2012 except for Note 11 (b) for which the date is March 13, 2012, with respect to our audit of the consolidated financial statements of Andover Games LLC as of December 31, 2011 and for the period from January 17, 2011 (Inception) through December 31, 2011, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Melville, New York

March 13, 2012